Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED SEPTEMBER 30, 2007

Results of operations – management discussion

(Percentage changes are based on the full numbers in the accompanying financial statements)

On November 14, 2007 the Company effected a two-for-one stock split in the form of a share dividend. All the share related information provided below reflects the share split.

Quarter ended September 30, 2007 versus quarter ended September 30, 2006

Voyage Revenue

Voyage revenue was $122.5 million during the quarter ended September 30, 2007 compared to $115.2 million during the quarter ended September 30, 2006. The 6.4% increase was mainly due to the increase in the number of vessels in the fleet from an average of 37.1 vessels in the third quarter 2006 to an average of 43.6 vessels in the third quarter 2007.

During the third quarter of 2007 the market, compared to the exceptionally strong prior year quarter, returned to its seasonally low levels. The Company benefited from its chartering policy which dictates that the majority of its vessels operate on time charter. Most of these were with a guaranteed minimum and a profit sharing on the upside of the market. During this third quarter 22 vessels (representing 50% of fleet operating days) were operating under time charters with a guaranteed minimum and profit sharing above the minimum. Almost all these vessels earned only the minimum in the third quarter of 2007. On average, these minimum rates were estimated to be approximately 55% higher than the daily rate that they would have earned if they had been operating in the spot market.

Total utilization achieved by the fleet in the third quarter 2007 was, at 96.7%, almost unchanged from the 96.8% in the third quarter of 2006. The lost time related to the dry-dockings of Silia T., La Prudencia and Cape Baker and repairs performed on La Madrina which will go for dry-docking in the fourth quarter of 2007. In the prior year third quarter the lost time related to dry-dockings of Vergina II (which was also being converted to double hull) and Libra.

The average time charter equivalent rate (TCE) per vessel for the quarter decreased from $29,779 per day in the previous year’s third quarter to $26,467 for this third quarter. Most tanker categories achieved healthy rates in a weak quarter compared to exceptionally high rates in the equivalent prior year quarter. VLCCs and aframaxes had the biggest decrease compared to the prior year third quarter, as follows (third quarter 2006 average TCE rates in parentheses) VLCCs earned an average $28,754 ($48,328) and aframaxes $26,502 ($31,374). Suezmaxes earned an average of $33,782 ($34,808) and panamaxes $23,677 ($25,107). MR handymax product carriers earned an average $20,201 ($23,792) and handysize product carriers earned $19,803 ($20,883). (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add a notional operating expense per day in order to render the bare-boat charter comparable to a time-charter. The shipping industry uses time charter equivalent to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters).

In the VLCC’s category La Prudencia which was acquired in the beginning of 2006, was under dry-docking and lost 42 of it operating days. La Prudencia, together with La Madrina are chartered for 5 years on a time charter with a minimum guaranteed rate of $28,500 and profit sharing above $40,000. Millennium is time chartered on a bare boat charter until September 2013 at a rate of $25,500 per day.

The suezmaxes were joined by two newbuilding ice-class 1A vessels, the Arctic and Antarctic, delivered in the first and second quarter of 2007 respectively. Both vessels were trading in the spot market. Together they earned in the quarter $6.7million of revenue after expenses.

Aframaxes where joined by three newbuildings since the third quarter of 2006. Propontis a 1A ice class product carrier was delivered in the fourth quarter of 2006 and was on time charter with a minimum rate of $29,900 per day with 50% profit sharing on the upside. During the third quarter of 2007 Propontis earned only the minimum rate. Izumo Princess and Sakura Princess, two aframax sister vessels of DNA design were delivered in the first and second quarter of 2007 respectively. Sakura Princess was fixed on a time charter with a minimum rate of $30,100 and 50% profit sharing on the upside. Izumo Princess was placed on evergreen employment related to spot rates. All three vessels contributed together $7.8 million of revenue after voyage expenses in the quarter.

The negative effect of the weaker aframax market in this quarter was partly offset by balanced employment of the vessels which enabled 51% of the operating days in the category to earn fixed or minimum rates which secured an overall healthy result.

In the panamax category, the 2003 build Aztec and the 1995 build Bregen were sold since the third quarter of 2006, reducing the available days for panamaxes from 644 to 460. In the third quarter of 2007 all the five vessels of the category were under time charter with a fixed daily rate or with profit sharing arrangements earning only the minimum. In the third quarter of 2006, five out of seven vessels in the category were under period employment with daily rates related to the strong spot market.

In the third quarter of 2007, all six MR handymax 1A ice-class product carriers were under profit sharing arrangements earning the minimum rate. In the third quarter of 2006, MR handymax 1A ice-class product carriers Ariadne and Apollon were trading in the spot market and the remaining four vessels enjoyed charter rates well above their minimum.

In the handysize product carriers’ category, since the third quarter of 2006 the 1988-built Libra and the 1987-built Crux had been sold and replaced with five newbuildings. Arion was delivered in the fourth quarter of 2006, Andromeda in the first quarter of 2007, Aegeas and Byzantion in the second quarter of 2007 and Bosporos in August 2007. In the third quarter of 2006, Libra and Crux were trading under period employment earning rates related to the spot market. Didimon and Delphi were under fixed time charter in both periods and all the newly delivered vessels were placed on time charters with a guaranteed minimum of $19,500 for Bosporos and Byzantion and $19,250 for Andromeda and Aegeas and $15,000 for Arion with a 50% profit sharing on the upside. In the third quarter of 2007, all the vessels under profit sharing arrangements earned the minimum rate.

Commissions

Commissions were $4.4 million, or 3.6% of vessels’ revenue during the quarter ended September 30, 2007, compared to $4.0 million, which was 3.5% of revenue for the quarter ended September 30, 2006.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers. The Company has had no vessels in a pool since January 2007.

Voyage expenses were $20.9 million during the quarter ended September 30, 2007, compared to $17.6 million during the prior year’s third quarter, an 18.9% increase. Operating days on spot charter and contract of affreightment were approximately the same in both third quarters. However, the trading pattern of the vessels on spot was different resulting in higher port expenses. In addition, bunker costs increased by 12%.

Charter hire expense

During the third quarter of 2007, the Company chartered-in the suezmaxes, Cape Baker and Cape Balboa, at a total hire cost of $3.2 million. During the third quarter of 2006, the same vessels plus the aframax Olympia were chartered-in for $6.1 million. (The Olympia was repurchased by the Company during the first quarter, 2007.)

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet excluding the one vessel on bare-boat charter and excluding the two vessels which are chartered-in. Total operating costs were $28.1 million during the quarter ended September 30, 2007 compared to $19.8 million during the quarter ended September 30, 2006, a 41.6% increase. Available days of vessels bearing operating expenses increased by 684 days from 3,047 to 3,731 days, a 22% increase as a result of the new vessels acquired since the previous year and the repurchase of Olympia.

Average vessel operating expenses per ship per day for the fleet were $7,507 for the quarter ended September 30, 2007, a 16% increase from the $6,470 for the quarter ended September 30, 2006. Part of the increase is due to retroactive increases in the wages of seafarers as the market for qualified experienced seafarers is extremely competitive and the Company is committed to retain its skilled crew members. Crew costs account for 50% of operating expenses.

Also insurance costs which account for 12% of operating expenses have risen by 10% due to the introduction of newer and more expensive vessels together with the general increase of insurance premiums due to physical disasters around the globe in the last years.

Repairs and maintenance expenses which account for 9% of the total operating expenses increased by 12%. The increase is partly due to the fact that three vessels were under their scheduled dry-dockings and, apart from the work associated directly with dry-docking, performed extra repairs in the yard.

Crew costs and other categories of operating expenses were affected by the10% weakening of the Dollar against the Euro over the previous year’s quarter as approximately 25% of the Company’s operating expenses are in Euro.

Depreciation

Depreciation was $21.3 million during the quarter ended September 30, 2007 and $16.6 million during the quarter ended September 30, 2006. The increase represents the growth in the fleet and the replacement of older vessels with modern new buildings with a higher book value.

Amortization of deferred charges

We amortize the costs directly related to dry-docking and special surveys over the period to the next dry-docking and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended September 30, 2007, amortization of deferred drydocking charges was $1.3 million compared to $1.1 million during the quarter ended September 30, 2006. A further $1.1 million of deferred charges has been expensed directly as part of the carrying cost of the vessel Maria Tsakos, which was sold during the third quarter.

Management fees

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. Total management fees amounted to $2.5 million in the third quarter 2007 compared to $2.0 million in Quarter 3, 2006 due to the increase in the size of the fleet and due to an increase in fees from $18,000 per month for owned and $12,500 per month for chartered-in vessels to $20,000 and $15,000 respectively since January 1st 2007. These changes in the management fees also allowed for a year-end prorated increase in the fees for the year should the Euro appreciate by more than 10% from the beginning of the year to the end. It appears increasingly probable that there will be such an increase applied at the year-end.

General and administrative expenses

G&A expenses consist primarily of independent directors’ fees, professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses were $0.5 million during the quarter ended September 30, 2007 compared to $0.65 million during the previous year third quarter, a decrease of 24.6% due to lower professional and audit fees.

The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd. and the staff compensation expenses described below represents the overheads of the Company. On a per vessel basis, daily overhead costs increased from $767 for the third quarter of 2006 to $1,167 for the third quarter of 2007. However, excluding the non-cash expense of share grants described as staff compensation expense, comparable daily overhead costs were $758 for Quarter 3, 2007.

Staff compensation expense

On January 26, 2007, staff of the commercial and technical managers and of the vessels were informed that there would be an issuance of 290,000 restricted share units (RSUs), 50% of which would vest on December 31, 2008 and the remaining 50% on December 31, 2010. On June 1, 2006, 10,000 RSUs had been issued to be shared between the non-executive directors and vesting 100% on June 1, 2007. A further 2,325 RSUs were issued on June 1, 2007 to be shared between the non-executive directors and vesting 100% on June 1, 2008. 500 RSUs were issued on June 1, 2007 to one non-executive director, vesting immediately. The compensation expense represents the combined amortization.

Amortization of the deferred gain on sale of vessels

In the last quarter of 2003, the Company sold two suezmaxes in a sale and leaseback transaction. The total gain of $15.8 million has been deferred and is being amortized over five year minimum charter period. The amortization of this gain amounted to $0.8 million for both third quarter of 2007 and 2006. These vessels will be repurchased in the fourth quarter of 2008 at $47.5 million each.

Gain on the sale of vessel

In the third quarter of 2007, the Company sold the aframax Maria Tsakos for $61 million realizing a capital gain of $31 million. Together with the Maria Tsakos the company agreed to sell its sister vessels Athens 2004 and Olympia which will be delivered to their new owners in the fourth quarter of 2007 and first quarter of 2008 in order not to disrupt the vessels existing charter party agreements. The expected capital gains of Athens 2004 and Olympia are $31 and $34 million respectively and will be realized upon their sale. In the third quarter of 2006, the Company sold the vessels Libra and Crux for total proceeds of $32.3 million realizing a capital gain of $13.3 million.

Operating income

As a result of the reasons stated above, income from vessel operations was $71.1 million during the quarter ended September 30, 2007 versus $61.4 million during the quarter ended September 30, 2006, representing a 15.8% increase.

Interest and finance costs

Interest and finance costs increased from $18.4 million for the quarter ended September 30, 2006 to $23.6 million for the quarter ended September 30, 2007. This is mainly due to the increase of the average loan balances from $1,102 million in the third quarter of 2006 to $1,426 million in the third quarter of 2007. The interest and finance cost net amounts are analyzed as follows:

Loan interest expense increased from $16.5 million to $22.0 million, mainly due to increases in the amount of average loans. Interest rates payable on loans remained almost unchanged from an average of 5.9% in the third quarter of 2006 to 6.0% in the third quarter of 2007.

The Company received $1.6 million of actual interest on the interest rate swaps compared to $0.8 million interest paid in the equivalent prior year quarter. This brought the actual interest paid on loans down from 6% to 5.6% in the third quarter of 2007.

The valuation of non hedging interest rate swaps resulted in a loss of $4.8 million in the third quarter of 2007 and a loss of $4.9 million in the third quarter of 2006.

The above charges were offset by capitalized interest, which was $1.9 million in the third quarter of 2007, compared to $3.7 million in the previous year’s equivalent quarter. The decrease is mainly due the fact that in the third quarter of 2006 the Company had under construction 13 vessels whereas in the third quarter of 2007 it had only eight.

Interest income

Interest income, which includes income from bank deposits and investments, was $2.5 million during the third quarter of 2007 and $1.6 million during the quarter ended September 30, 2006, due to higher average bank deposits in the third quarter of 2007. In the third quarter of 2006, there was unrealized investment income of $0.4 million whereas in the third quarter of 2007 there were no other investments.

Net Income

As a result of the foregoing, net income for the quarter ended September 30, 2007 was $50.0 million, compared to $44.5 million for the third quarter, 2006, a 12.4% increase. Adjusted for the recent share split, diluted earnings per share were $1.31 based on 38,300,858 weighted average number of diluted shares in the third quarter 2007, compared to $1.17 based on 38,114,490 weighted average number of diluted shares in the third quarter 2006.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through December 31, 2008, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Net current assets amounted to approximately $92.3 million at September 30, 2007 compared to $104.2 million as at September 30, 2006. Current assets were higher due to increased cash balances and higher assets held for sale (Athens 2004 and Olympia in the third quarter 2007 versus Aztec in the third quarter 2006). However, current liabilities also increased due to the scheduled prepayment of debt on the sale of Athens 2004 in the fourth quarter. Total cash balances (including restricted cash) as at September 30, 2007 amounted to $194.4 million, compared to $140.4 million at September 30, 2006.

Net cash provided by operating activities was $42.9 million in the quarter ended September 30, 2007 compared to $64.8 million in the previous year, a 33.8% decrease. The decrease is mainly due to decreased income from operations and an increase in other working capital components.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during the quarter on dry-dockings amounted to $5.7 million compared to $2.1 million in the previous year’s quarter. The expenditure relates to dry-docking expenses paid for Silia T., Vergina II and La Prudencia.

Net cash provided by investing activities was $20.5 million for the quarter ended September 30, 2007, compared to $35.2 million used in investing activities in the quarter ended September 30, 2006. Payments of $31.8 million relates to the delivery of the ice-class 1B product carrier Byzantion. Also $7.6 million was paid as yard installments for the new building program. (As at September 30, 2007, the Company had under construction eight vessels, with a contract value of $468.6 million of which $143.5 million had been paid by September 30, 2007.)

In the third quarter of 2006, the Company had three guaranteed structured notes and an 8% interest-bearing bond in a publicly quoted company listed on the Oslo Bors. All the above investments were valued each quarter and any changes were accounted for through earnings. All the above investments were gradually sold during the three quarters until June 30, 2007.

Net cash used in financing activities was $17.3 million in quarter ended September 30, 2007, compared to net cash provided by financing activities of $29.3 million in the quarter ended September 30, 2006. Proceeds from new bank loans in the quarter amounted to $21.7 million in relation to the newly delivered 1B ice class handysize product carrier Bosporos. Scheduled loan repayments amounted of $12.4 million and $27.7 million were prepaid in relation with the sale of the aframax tanker Maria Tsakos. In the quarter ended September 30, 2006 proceeds from new loans amounted to $30 million in relation to the newly delivered 1A ice class LR aframax Promitheas, and scheduled loan repayments amounted to $2.4 million.

In the third quarter of 2007, the Company purchased 41,600 shares (adjusted for the share split) in the open market in the buy-back program at a cost of $1.3 million.

No shares were purchased in the third quarter of 2006, but in the whole year of 2006 the Company had purchased 286,400 shares (adjusted for the share split) at a cost of $5.3 million. The shares were cancelled in accordance with Bermudan regulations.

A $0.825 dividend (adjusted for the share split) for the fiscal year 2007 was declared in September 2007 and was paid on October 26, 2007. The total amount paid was $31.4 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year in October based on expected earnings and cash requirements, and the final portion in April of the following year based on final earnings and cash requirements.

Total net debt outstanding increased from $1,134 million at the beginning of the year to $1,427 million by the end of the third quarter 2007. The average debt to capital ratio was approximately 63.7% by September 30, 2007 (compared to 62.2% at the end of the third quarter 2006) or 60.3% on a net of cash basis. The total notional amount of loans covered by interest rate swaps was $949 million or 66.5% of the total.